Exhibit 12.1
Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Unaudited)

	2010(1)	2009 (2)(3)	2008	2007	2006
	(Dollars In Thousands)
Earnings:
Net (loss) income	$7,657	$(12,827)	$6,030	$8,249	$12,120
Preferred stock dividends declared	(1,725)	(816)	(3,262)	(4,006)	(6,529)
Income taxes	—	—	—	—	—
Interest expense	—	—	—	—	—

	$5,932	$(13,643)	$2,768	$4,243	$5,591

Fixed charges:
Preferred stock dividends declared	$1,725	$816	$3,262	$4,006	$6,529
Interest expense	—	—	—	—	—

	$1,725	$816	$3,262	$4,006	$6,529

Ratio of earnings to fixed charges	3.44	(16.72)	0.85	1.06	0.86

(1)	Net income includes $6,498 of gains on loans held for sale.

(2)	Net loss includes $16,263 of losses on loans held for sale.

(3)	For the year ended December 31, 2009, EOS’ ratio of earnings to combined fixed charges and preferred stock dividends indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $12.0 million less than fixed charges primarily from the loss of $16,263 on loans held for sale.